                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.     1    )*
                                          ---------


                            Spire International Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.25 Par Value
- --------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   848931-10-1
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard G. Brown
                      KIMBALL, PARR, WADDOUPS, BROWN & GEE
                                 P.O. Box 11019
                           Salt Lake City, Utah  84147
                                 (801) 532-7840
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 26, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  8  Pages
                                        ---


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CUSIP No. 848931-10-1                  13D                 Page 2  of  8  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Douglas D. Yates; SSN: ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
      00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power          650,711
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          650,711
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     650,711
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.7%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP No. 848931-10-1                  13D                 Page 3  of  8  Pages
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- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Rita S. Yates; SSN: ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
      00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power          650,711
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          650,711
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     650,711
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.7%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP No. 848931-10-1                                     Page  4  of  8  Pages
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         This Amendment No. 1 to the Schedule 13D of Douglas D.Yates and Rita
S. Yates amends and supplements, and should be read in conjuction with, the
Schedule 13D filed on April 26, 1996.

ITEM 1.  SECURITY AND ISSUER

    (a)  TITLE OF CLASS OF SECURITIES:

              No change.

    (b)  NAME OF ISSUER:

              No change.

    (c)  ADDRESS OF ISSUER:

              No change.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)  NAME:

              No change.

    (b)  RESIDENCE ADDRESS OF THE REPORTING PERSONS:

              No change.

    (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              No change.

    (d)  CRIMINAL PROCEEDINGS:

              No change.

    (e)  CIVIL PROCEEDINGS:

              No change.

    (f)  CITIZENSHIP:

              No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

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CUSIP No. 848931-10-1                                     Page  5  of  8  Pages
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ITEM 4.  PURPOSE OF TRANSACTION

     Pursuant to a Stock Purchase Agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference (the "Stock Purchase Agreement"), the Reporting Persons sold a total of 75,000 shares of the Common Stock owned by them as Trustees of The Rita S. Yates Family Revocable Trust dated July 1, 1993 (the "Trust") to WVC Holdings, L.P. ("WVC") and William F. Coffin, Trustee of The William F. Coffin Corporation Defined Benefit Plan ("Coffin Corp.") at a price of $3.00 per share.

     Also see Item 6.

     The Reporting Persons reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons have beneficial ownership of 650,711 shares of the Common Stock as Trustees of the Trust, which represents 16.7% of the outstanding shares of the Issuer.

     (b) The Reporting Persons share the power to vote, direct the vote, dispose or direct the disposition of 650,711 shares of the Common Stock.

     (c) Effective April 26, 1996, the Reporting Persons sold a total of 75,000 shares of the Common Stock owned by them as Trustees of the Trust to WVC and Coffin Corp. The shares were sold to WVC and Coffin Corp. at a price of $3.00 per share.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 650,711 shares of the Common Stock in which the Reporting Persons have a beneficial interest.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Attached hereto as Exhibit A is a copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

     Attached hereto as Exhibit B is a copy of the Stock Purchase Agreement.

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CUSIP No. 848931-10-1                                     Page  6  of  8  Pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/1/96
- --------------------               By /s/ DOUGLAS D. YATES
Date                                  -------------------------------------
                                      Douglas D. Yates



5/1/96                             By /s/ DOUGLAS D. YATES
- --------------------                  -------------------------------------
Date                               Rita S. Yates, by Douglas D. Yates as
                                   Attorney-in-Fact, pursuant to a Power of
                                   Attorney dated April 22, 1996, an
                                   electronically transmitted copy of which is
                                   on file with the Commission and is
                                   incorporated herein by reference.

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CUSIP No. 848931-10-1                                     Page  7  of  8  Pages
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                                INDEX TO EXHIBITS

     EXHIBIT         DESCRIPTION
- -----------------   -----------------------------------------------------------
        A Written Agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

        B           Stock Purchase Agreement.

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CUSIP No. 848931-10-1                                     Page  8  of  8  Pages
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                                                                      EXHIBIT A

                                    AGREEMENT

The undersigned agree that this Amendment No. 1 to the Schedule 13D of Douglas
D. Yates and Rita S. Yates relating to shares of common stock of Spire International Corp. shall be filed on behalf of the undersigned.



/s/ DOUGLAS D. YATES                         /s/ DOUGLAS D. YATES
- ------------------------------               ----------------------------------
Douglas D. Yates                             Rita S. Yates, by Douglas D. Yates
                                             as Attorney-in-Fact, pursuant to a
                                             Power of Attorney dated April 22,
                                             1996, an electronically transmitted
                                             copy of which is on file with the
                                             Commission and is incorporated
                                             herein by reference.